aw8 OD

16001622

SECU

Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 22 2016
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RMS

SEC FILE NUMBER
8- 67652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parsonex Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8310 S. Valley Highway, Suite 110
(No. and Street)

Englewood, (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos 404-536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star P.A. CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Ave. (Address) Daytona Beach Shores (City) FL (State) 32118 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, Jonathan Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parsonex Securities, Inc., as of February 5th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jessica Lankes
Notary Public
State of Colorado
Notary ID 20074032974
Commission Expires August 28, 2019

Signature

President / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARSONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2015

PARSONEX SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF C O N T E N T S

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholders
of PARSONEX SECURITIES, INC.

We have audited the financial statements of PARSONEX SECURITIES, INC. ("Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PARSONEX SECURITIES, INC. as of December 31, 2015,and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of PARSONEX SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of PARSONEX SECURITIES, INC.' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 15, 2016

PARSONEX SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		**For Year Ended December 31, 2015**
CURRENT ASSETS		
Cash and cash equivalents	$	3,983
Commissions receivable		49,326
Prepaid expenses		13,169
Deposits		13,318
Furniture and equipment, net of accumulated depreciation of $9,339		4,959
Total current assets		84,755
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	84,755
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accrued payroll liabilities	$	7,179
Deferred rent		16,397
Accounts payable		37,909
Total current liabilities		61,485
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value; 5,000,000 shares authorized; 1,855,000 shares issued and outstanding		18,550
Additional paid in capital		96,450
Accumulated Deficit		(91,730)
Total Stockholders' Equity		23,270
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	84,755

See notes to financial statements and auditors' report.

PARSONEX SECURITIES, INC.
STATEMENT OF OPERATIONS
AS OF DECEMBER 31, 2015

		2015
REVENUES:		
Commissions and fees	$	1,429,342
Recovered fees		290,642
Other income		27,000
Total revenue		1,746,984
EXPENSES:		
Commissions, salaries and benefits	$	1,440,080
General and administration expenses		162,356
Professional fees		34,535
Regulatory fees		54,697
Occupancy		50,189
Marketing		41,159
Total expenses		1,783,016
NET (LOSS) FROM OPERATIONS	$	(36,032)

See notes to financial statements and auditors' report.

PARSONEX SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
AS OF DECEMBER 31, 2015

	Units	Common Stock $..01 Par Value	Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balances, December 31, 2014	1,855,000	$ 18,550	$ 66,450	(55,698)	$ 29,302
Plus Additional Paid in Capital			30,000		30,000
Less Distributions					-
Net (loss) for 2015				$ (36,032)	(36,032)
Balances, December 31, 2015	1,855,000	$ 18,550	$ 96,450	$ (91,730)	$ 23,270

See notes to financial statements and auditors' report.

PARSONEX SECURITIES, INC.
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2015

		2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(36,032)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		1,837
Net change in operating assets and liabilities:		
Increase in commissions receivable		(23,903)
Increase in prepaid expenses		(869)
Increase in Deposits		-
Decrease in other assets		-
Increase in commissions and salaries payable		(26,403)
Increase in accounts payable		17,613
NET CASH PROVIDED BY OPERATING ACTIVITIES		(67,757)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		-
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Deferred rent expense		(2,416)
Net change Capital contributions - APIC		30,000
Sales of common stock		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		27,584
NET CHANGE IN CASH AND CASH EQUIVALENTS		(40,173)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		44,156
CASH AND CASH EQUIVALENTS, END OF YEAR	$	3,983

See notes to financial statements and auditors' report.

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
PARSONEX SECURITIES, INC. ("Company") was incorporated in the State of Colorado on March 7, 2007 and conducts business as a registered securities broker-dealer. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority. The Company's activities are manly in selling mutual funds and variable annuity products.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

Revenue Recognition
The Company recognizes revenue on an accrual basis as earned under contract terms, the service price to the client is fixed or determinable, and collectability is reasonably assured. The Company's revenues consist primarily of commissions.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company accounts for income taxes pursuant to ASC 740. Under ASC 740 deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United State of America. For many of the Company's financial instruments, including cash, receivables, other assets, commissions, salaries payable, and accounts payable, the carrying amount of these instruments reflect the approximate fair value due to their short maturities.

PARSONEX SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015

Note 1 **Organization and Summary of Significant Accounting Policies – Continued**

Sale of Common Stock
The Company did not sell any additional shares during 2015.

Stock-based compensation
The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. The Company had no stock-based compensation for 2015.

Property and equipment
Property and equipment are recorded at cost and depreciated under the straight line method over each item's estimated useful life. At December 31, 2015, the Company had a fixed asset balance, consisting of office furniture and computer equipment, of $14,298, with corresponding accumulated depreciation of $9,339. Depreciation expense for 2015 was $1,837.

Accounts receivable
The Company reviews accounts receivable periodically for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. The company has a commission receivable in the amount of $49,326. At December 31, 2015, the Company had no balance in its allowance for doubtful accounts.

Note 2 ***Financial Instruments and Concentration of Risk***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2015.

Note 3 **Commitments, Contingencies, and Related Party Transactions – Building Lease**

The Company entered into a new lease agreement in March 2014, for a term of 65 months through August 31. 2019. The lease required a security deposit of $13,318, rent of approximately $3.900 per month and granted an abatement of rent for the first five months of the lease. The abatement resulted in deferred rent expense of $16,397 as of December 31, 2015. Rent expense in 2015 was $50,189.

The future minimum payments under the lease by year are as follows:

2016	$ 50,147
2017	51,134
2018	52,120
2019	30,499
Total	$ 183,900

Note 4 **Income Taxes**

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. As of December 31, 2015, the Company has approximately $83,400 in net operating losses to carryforward for federal and state income tax purposes. They begin expiring in 2032. The deferred tax asset resulting from these loss carryforward of $28,400 has been offset by a 100% valuation allowance. The change in the valuation allowance for the year ended December 31, 2015 was $12,200, based on the federally enacted income tax rate of 34%.

Note 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2015, the Company has net allowable capital of $8,222 which exceeded the required net capital by $3,222.

Note 6 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 7 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

PARSONEX SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	23,270
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		23,270
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2015		-
Total capital and allowable subordinated liabilities		23,270
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		4,959
Other current assets		26,486
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		16,397
Net capital before haircuts on securities positions (tentative net capital)		8,222
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	8,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	3,006
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		3,222
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		2,222

See notes to financial statements and auditors' report.

PARSONEX SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2015

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	45,088
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	45,088
Ratio: Aggregate indebtedness to net capital (5.4838)		548.38%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2015)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		3,006
Net audit adjustments		-
Net capital per above		3,006

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2015.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Parsonex Securities, Inc.

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Parsonex Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 15, 2016

Rule 15C3-3 Exemption Report

Parsonex Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.l 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 CF.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

(i.) Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3- 1(a)(2)(vi) (the Net Capital Rule).

(ii.) Operate pursuant to SEC Rule 15c3-3(k)(1) with limited business in the application-way basis sale of mutual funds and variable annuities. Parsonex Securities, Inc. does not hold customer funds or safekeep customer securities.

During the fiscal year ended December 31, 2015, Parsonex Securities, Inc. met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Jonathan Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Executive Officer

Date: 2/15/2016

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FOMR SIPC-7)

To the Board of Director and Shareholders of Parsonex Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Parsonex Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating Parsonex Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Parsonex Securities, Inc.'s management is responsible for Parsonex Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 15, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067652 FINRA DEC
PARSONEX SECURITIES, INC
8310 S. VALLEY HIGHWAY, SUITE 110
ENGLEWOOD, CO 80112

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (exclude interest) (0)
July 29, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PARSONEX SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRINCIPAL
(Title)

Dated the 1st day of FEBRUARY, 20 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 15
and ending December 31, 20 15
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $1,746,984

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,405,440

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

REIMBURSEMENTS, ACCRUAL NET EFFECT, SUBLEASE INCOME AND MARKETING SUPPORT — 341,544

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 1,746,984

2d. SIPC Net Operating Revenues — $0

2e. General Assessment @ .0025 — $0

(to page 1, line 2.A.)